# Moores Rowland Mazars

## 摩斯倫 • 馬賽會計師事務所

Chartered Accountants
Certified Public Accountants

34th Floor, The Lee Gardens
33 Hysan Avenue
Causeway Bay, Hong Kong
香港銅鑼灣希慎道 33 號利園廣場 34 樓

Tel 電話 : (852) 2909 5555
Fax 傳真 : (852) 2810 0032

Email 電郵 : info@mr-mazars com hk
Website 網址 : www mr-mazars com hk

## Consent of Independent Auditors

We consent to inclusion in Form 14A of SE Global Equities Corp., dated August 10, 2005 in relation to financial statements and exhibits our report dated August 10, 2005 relating to the balance sheet of Sun New Media Group Limited, formerly known as Spearhead Group Limited as of July 11, 2005 and the related statement of operations, changes in stockholders' equity and cash flows for the period from June 6, 2005 (date of incorporation of Sun New Media Group Limited) to July 11, 2005.

**Moores Rowland Mazars**
*Chartered Accountants*
*Certified Public Accountants*
Hong Kong, August 10, 2005



